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           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 6

                                    FORM 6-K
                                    --------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of April 1999
                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)

                          19-2, NISHI-SHINJUKU 3-CHOME
                        SHINJUKU-KU, TOKYO 163-19, JAPAN
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X    Form 40-F
                                       ---
          Indicate by check mark whether the registrant by furnishing
       The information contained in this Form is also thereby furnishing
          The information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                     Yes                        No  X
                         -----                     ----
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                                       2

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82-________.
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                                       3

ANNOUNCEMENT OF COLLABORATION WITH AT&T ON GLOBAL NETWORK
SOLUTIONS FOR MULTINATIONAL CORPORATIONS

On April 27,1999, the registrant announced that it had agreed with American Telephone and Telegraph Company to collaborate in the global market for corporate network solutions.
Attached hereto is a press release describing the nature and scope of the collaboration.
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                                   SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                NIPPON TELEGRAPH AND TELEPHONE
                                CORPORATION

                                By /s/ Toyohiko Takabe
                                  --------------------------------
                                Name: Toyohiko Takabe
                                Title: Executive Manager
                                       Department V
                                       NTT-Holding Provisional
                                       Headquarters

Date: April 28, 1999
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[LOGO] NTT                                              [LOGO] AT&T

News Release
--------------------------------------------------------------------------------
For further information:

For more information contact:
Megumi Inaji - NTT in Japan             Miki Ishida - NTT America, Inc.
81-3-3500-8020 - Office                 212-808-2215 - Office
info@gad.ldg.bch.ntt.co.jp              miki@ntta.com
--------------------------              -------------

Nancy Smith - AT&T in U.S.              Chiyoko Saeki - AT&T Japan
908-658-7965 - Office                   +813-5573-5947
201-506-0470 - Wireless                 chiyoko.sacki@ap.att.com
njsmith@att.com                         ------------------------
---------------


NTT and AT&T to Collaborate on Global Network Solutions for Multinational Corporations


For Immediate Release: April 27, 1999

          Tokyo - Nippon Telegraph and Telephone Corporation (NTT) and AT&T, the world's two largest telecommunications companies, have agreed to collaborate in the fast-growing global market for corporate network solutions, the two companies announced today.

          Under terms of a Memorandum of Understanding (MOU), NTT and AT&T will immediately begin working together to develop definitive agreements and business ventures that provide value-added networking solutions for large and mid-sized multinational businesses and industries. AT&T Solutions, as the managed professional services unit of AT&T, will represent AT&T in working with NTT.

          Global networking solutions, or managed services, are delivered in the form of professional services for custom designing, deploying, and managing enterprise networks. The market for networking solutions is one of the fastest growing segments of the telecommunications industry. Increasingly, large blue chip companies are choosing to outsource the task of managing their complex and far-flung corporate networks to service providers that can assure end-to-end quality and reliability, freeing themselves to focus on core business issues.


                                     More
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          "As businesses become more dependent on network technologies and as the promise of the Internet as a business platform for the future is realized, the issue of network reliability and quality across multiple borders is critical," said Jun-ichiro Miyazu, president of NTT. "NTT and AT&T hope to capitalize on this trend by bringing together their substantial capabilities to address these customer demands worldwide."

          "Our collaboration with NTT demonstrates AT&T's dedication to meeting the managed services needs of our customers in Japan and around the world," said
C. Michael Armstrong, chairman and CEO of AT&T. "We look forward to working with NTT to provide innovative network solutions to multinational companies.

          As a first priority, both companies will collaborate on the operation and development of the IBM Global Network (IGN) in Japan which AT&T is in the process of acquiring. IGN offers a portfolio of managed network services for enterprise connectivity, collaboration, and network outsourcing. IBM's Global Network is deployed in over 850 cities in 59 countries and serves the networking needs of several hundred large global companies, tens of thousands of mid-sized companies and more than 1 million individual corporate Internet users.

     Second NTT and AT&T have agreed to explore other potential collaborations with similar operational services, transport, service development, and distribution arrangements in other Asia Pacific countries where the IGN currently operates.

          Finally, NTT and AT&T will enhance the existing IGN service offerings, develop new services beyond the current scope of IGN and form sales alliances to provide new global networking solutions. NTT and AT&T will also collaborate on networking outsourcing engagements in support of their respective customers.


                                     More
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In addition, the NTT group will continue to supply operational support and transport services to the IGN in Japan. Also, the NTT group's managed global data transmission service offering, Arcstar frame relay network, will maintain its existing interconnection with IGN. The NTT group will continue to provide IGN-based services to its Arcstar services customers worldwide, in collaboration with AT&T Solutions.

About NTT
---------
NTT (http://info.ntt.co.jp) is the largest telecommunications provider in the world. The group provides local/long distance/global/cellular telecommunications services, data communications services and multimedia services. In Japan, NTT supplies services to approximately 60 million residential and business customers through a fully digital network. The group also has more than 20 million cellular telephone subscribers. Th NTT group has been providing global end-to-end services under the brand name of Arcstar since Sept. 1997 and investing in and participating in many telecommunications projects particularly in the Asia-Pacific region.

NTT will be reorganized in July 1999 into a long-distance and global communications company and two local communications companies under a single holding company. The long-distance and global communications company, which will collaborate with AT&T on these ventures, will compete even more broadly at the global level.

About AT&T
----------

AT&T (www.att.com) is the world's premier provider of voice and data communications, with more than 80 million customers, including businesses, government and consumers. AT&T runs the world's largest, most powerful long-distance network and the largest wireless network in North America. The company is a leading supplier of data and Internet services for businesses and the nation's largest direct Internet service provide to consumers. AT&T also provides local telephone service to a growing number of businesses.

AT&T Solutions, based in Florham Park, N.J. provides seamless solutions that maximize the competitive advantage of networking-based electronic commerce applications. It uses state-of-the-art tools to operate and manage voice, data, video and Internet/intranet services, including local and wide area networks, PBXs, voice-processing systems and voice and data terminals.

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